Andrew Seaberg
215-988-3328
andrew.seaberg@faegredrinker.com

December 20, 2021

VIA EDGAR
Ms. Deborah O’Neal
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:    Trust for Credit Unions (“Registrant”)
        Post-Effective Amendment No. 65
        (File Nos. 33-18781 and 811-5407)

Dear Ms. O’Neal:

    The following responds to the comments we received from you on December 13, 2021, regarding the above-referenced Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A (the Post-Effective Amendment). The Post-Effective Amendment was filed pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended (the “Securities Act”), to reflect a new investment advisory agreement with respect to the Trust’s Ultra-Short Duration Portfolio and Short Duration Portfolio. Our responses (in bold) follow your comments.

Comments Related to Summary Sections of Prospectus

1.Comment: Please provide the completed fee table, performance example and expense information, at least a week before filing.
    Response: The Registrant has separately provided this information via e-mail.
2.Comment: Confirm whether frequent and active trading will be a principal investment strategy for the Portfolios.
Response: The Registrant will add the above-referenced disclosure for the Short Duration Portfolio.

The revised disclosures will be contained in Registrant’s Post-Effective Amendment No. 66 to the Registrant’s registration statement to be filed under Rule 485(b) of the Securities Act, on or before the effective date of the Post-Effective Amendment.

Ms. Deborah O’Neal

December 20, 2021

We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-3328, or in my absence, Michael Malloy at 215-988-2978.

Sincerely,
/s/ Andrew Seaberg
Andrew Seaberg

Enclosures
cc:    Mr. Jay Johnson
    Dan Dawson, Esq.
    Michael P. Malloy, Esq.